SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Federated Total Return Series, Inc.

(Name of Registrant as Specified In Its Charter)

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Filed by: Federated Total Return Series, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Intermediate Term Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

Press Release

Federated Investors’ Mutual Funds to Acquire Approximately $903 Million in Assets from Performance Funds Trust

•	Assets of eight equity, fixed income and money market funds of Performance Funds Trust to transition into seven Federated funds

(PITTSBURGH, Pa., and JACKSON, Miss., June 27, 2012) — Federated Investors, Inc. (NYSE: FII), one of the nation’s largest investment managers, and Trustmark Corporation (NASDAQ: TRMK) announced that a definitive agreement has been reached between Federated, Trustmark Investment Advisors, Inc. and Trustmark National Bank in connection with the proposed reorganization of approximately $903 million in assets, including about $571 million in money market fund assets, of the funds of Performance Funds Trust into Federated funds with similar investment objectives. Under the agreement, Trustmark Investment Advisors, Inc. will sell certain assets relating to its management of the Performance Funds to Federated or certain Federated advisory subsidiaries. The financial terms of the agreement were not disclosed.

The Performance Funds comprise eight mutual fund portfolios of Performance Funds Trust: four equity, two fixed income and two money market funds. Trustmark Investment Advisors, Inc. is a wholly owned subsidiary of Trustmark National Bank and investment adviser to the Performance Funds.

The Performance Funds Trust’s Board of Trustees has determined to recommend to shareholders of the Performance Funds that they vote to approve the applicable reorganization. The reorganization of each Performance Fund is subject to approval by the shareholders of the applicable Performance Fund and the satisfaction of certain other conditions of closing. It is anticipated that a meeting of shareholders of the Performance Funds to approve the proposed reorganizations will take place in September 2012. Shareholders of the Performance Funds will receive proxy materials describing the proposed reorganizations in greater detail in the near future. Once the proposed reorganizations are completed, Trustmark will no longer serve as investment adviser to the Performance Funds.

“Federated maintains a longstanding tradition of working closely with banks to offer high quality investment products that meet the needs of their customers,” said J. Christopher Donahue, president and chief executive officer of Federated Investors. “That approach, combined with the strength of our intermediary-driven customer service, provides an ideal opportunity for the shareholders of the Performance Funds to transition to Federated. We remain very interested in additional similar transactions.”

“Trustmark’s goal is to offer our clients best in class money management services. The Performance Funds shareholders will gain a broader, more diverse product offering and the global experience of Federated’s investment management team. Federated and Trustmark share the same philosophy that the client is our first priority,” said Doug H. Ralston, CFA, president of Trustmark Wealth Management and Trustmark Investment Advisors, Inc.

Important information regarding the proposed reorganizations and where to find it

Federated plans to file with the SEC and mail to shareholders of the Performance Funds a Registration Statement on Form N-14 that includes a proxy statement of the Performance Funds and also constitutes a prospectus of the applicable Federated funds. Shareholders of the Performance Funds are urged to read the Proxy Statement/Prospectus and any other relevant documents filed with the SEC when they become available, because they contain important information regarding the proposed reorganizations. Shareholders of the Performance Funds may obtain a free copy of the Proxy Statement/Prospectus and other documents (when available) filed with the SEC at www.sec.gov or by calling 1-800-341-7400.

About Federated Investors, Inc.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $363.6 billion in assets as of March 31, 2012. With 134 funds and a variety of separately managed account options, Federated provides comprehensive investment management to approximately 4,800 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

About Trustmark

Trustmark National Bank is a wholly owned subsidiary of Trustmark Corporation, a financial services company providing banking and financial solutions through over 170 offices in Florida, Mississippi, Tennessee and Texas.

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Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.

Federated Securities Corp. is the distributor of Federated funds.

Performance Funds are distributed through BHIL Distributors, Inc., Member FINRA.

For more complete information about Federated funds, please visit FederatedInvestors.com for summary prospectuses or prospectuses. For more complete information about the Performance Funds, please visit Performancefunds.com. You should consider the fund’s investment objectives, risks, charges and expenses carefully before you invest. Information about these and other important subjects is in the fund’s summary prospectus or prospectus, which you should read carefully before investing.

Forward-Looking Statements

Certain statements in this press release, such as those related to transitioning assets and exploring strategic alliances, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Other risks and uncertainties include the ability of Federated to transition assets, successfully negotiate future strategic alliances, and the risk factors discussed in the Federated or Trustmark annual and quarterly reports as filed with the Securities and Exchange Commission. Many of these factors may be impacted as a result of the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither Federated nor Trustmark nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Certain information concerning participants

To the extent that Federated and Trustmark, and/or their officers and directors, may be deemed to be participants in the solicitation of proxies from shareholders of the Performance Funds in connection with the proposed reorganizations, additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed reorganization will be included in, or incorporated into, the Proxy Statement/Prospectus that Federated inte